Filed pursuant to Rule 424(b)(3) File No. 333-119338

April 19, 2006

SUPPLEMENT DATED APRIL 19, 2006 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

GRANT PARK FUTURES FUND MARCH PERFORMANCE UPDATE

FUND	MARCH	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	4.06%	4.16%		$52.1M	$1,109.878
Grant Park Futures Fund Class B Units	3.98%	3.94%		$252.2M	$981.440
TRADING ADVISORS	MARCH	2006 YTD	% of Fund
Rabar Market Research (Div)	4.87%	6.59%	20%
EMC Capital Management (Classic)	7.93%	6.06%	22%
Eckhardt Trading (Global)	-5.06%	-8.02%	8%
Graham Capital Management (GDP)	2.62%	2.88%	8%
Winton Capital Management (Div)	3.81%	3.57%	19%
Saxon Investment Corp (Div)	-0.78%	3.28%	10%
Welton Investment Corporation	7.79%	7.79%	13%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund recorded gains for the month of March. Positions in the interest rates, metals and stock indices posted profits; losses came from positions in the currency, soft/agricultural commodity and energy sectors.

Short positions in the Eurodollars and U.S. Treasury instruments benefited as prices for fixed income products fell on the possibility of higher interest rates in the U.S.. After raising short term rates for the 15th consecutive time, the Federal Open Market Committee cautioned that further rises could be needed to balance economic growth and price stability. Short positions in the Eurobund and Euribor benefited as prices fell after the European Central Bank boosted short term interest rates early in the month and then indicated that conditions remained favorable for continued economic expansion.

Long positions in silver posted gains as the prospect of the U.S. Securities and Exchange Commission’s approval of a silver-based Exchange Traded Fund sent prices higher on speculation that the approval of the fund would deplete supplies of the precious metal. Long positions in the copper market profited as prices were higher on the expectation that current levels of physical demand could outpace inventories of the base metal.

Favorable earnings forecasts for automobile and real estate stocks helped push foreign stock indices higher during the month, which benefited long positions in the London FTSE-100, Paris CAC and German DAX. Gains also came from long positions in the Tokyo Nikkei.

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Short positions in the foreign currencies recorded losses as the euro and Swiss franc appreciated against the U.S. dollar on the expectation that there might be more room for interest rate hikes in Europe as opposed to the U.S.

Wet weather across the Midwestern U.S. led to losses from long positions in the soft/agricultural commodity sector as prices for Kansas City wheat fell after heavy rains blanketed the growing region. Corn prices also fell, resulting in losses for long positions.

Lastly, short positions in the energy sector reported losses as concerns over supply sent prices for heating oil and gasoline higher for the month.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline:  866.516.1574 (Toll Free)             www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MARCH 31, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(334,796)	168,071	(1,600,101)	781,625
Change in Unrealized Income (Loss)	2,740,685	2,736,593	13,098,628	12,710,381
Brokerage Commissions	(28,618)	(70,736)	(136,775)	(327,026)
Exchange, Clearing Fees and NFA charges	(37,330)	(90,636)	(178,411)	(419,106)
Other Trading Costs	9,245	(35,954)	44,185	(160,216)
Change in Accrued Commissions	(11,049)	(8,324)	(52,804)	(40,944)
Net Trading Income (Loss)	2,338,137	2,699,014	11,174,722	12,544,714
Other Income:
Interest, U.S. Obligations	116,636	276,095	557,439	1,277,396
Interest, Other	76,803	249,486	367,066	1,148,008
Total Income (Loss)	2,531,576	3,224,595	12,099,227	14,970,118
Expenses:
Incentive Fees to Trading Managers	140,953	140,953	673,661	673,661
Administrative Fees	11,292	34,276	53,967	157,882
O&O Expenses	9,033	27,420	129,522	378,917
Brokerage Expenses	273,263	829,457	1,403,154	4,104,931
Illinois Replacement Tax	0	0	0	0
Total Expenses	434,541	1,032,106	2,260,304	5,315,391
Net Income (Loss)	2,097,035	2,192,489	9,838,923	9,654,727
Statement of Changes in Net Asset Value
Beginning Balance	51,468,578	54,403,647	239,596,731	235,494,172
Additions	210,000	552,993	7,392,074	21,020,724
Net Income (Loss)	2,097,035	2,192,489	9,838,923	9,654,727
Redemptions	(1,682,237)	(5,055,753)	(4,658,000)	(13,999,895)
Balance at MARCH 31, 2006	52,093,376	52,093,376	252,169,728	252,169,728
Total Units Held at End of The Period		46,936.11277		256,938.50471
Net Asset Value Per Unit		1,109.878		981.440
Rate of Return	4.06%	4.16%	3.98%	3.94%
To the best of my knowledge and belief the
Information contained herein is accurate and complete.
___________________________ ____________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP